TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

NEWS RELEASE

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES DRILLING
COMMENCING ON BISBEE GOLD HILL
PROSPECT, ARIZONA

For Immediate Release: November 28, 2007, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) is pleased to announce that Diversified Drilling LLC has commenced drilling a minimum of three (3) holes on Teryl’s Bisbee Gold Hill claims, on the Gold Hill property high grade copper surface targets.

Three drill locations were determined from assays of rock samples collected on the properties, and based on aeromagnetic interpretation and field examinations. Assays up to 2.54% copper were located on the Gold Hill proposed drill location.

The Gold Hill prospect is located 2.6 miles from the Lavender Pit, which produced 75 million tons of copper, gold and silver ore for Phelps Dodge Corporation. The Lavender Pit is one of the richest copper deposits in history.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF). Linux Gold Corp. owns 1.2 million shares of Teryl Resources Corp. Additionally; Teryl Resources Corp. has a 10% net profit interest from Kinross for the Stepovich Claims. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.